Daniel H. Follansbee | 617 348 4474 | dfollansbee@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

March 12, 2008

VIA EDGAR AND HAND DELIVERY

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Evotec Aktiengesellschaft
Registration Statement on Form F-4, Amendment No. 3
File No. 333-148488
Filed March 12, 2008

Dear Mr. Riedler:

On behalf of, and based on information provided by, our client Evotec Aktiengesellschaft (the “Company”), we are hereby responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter to the Company dated March 5, 2008. In conjunction with this response, the Company is filing a third amendment (the “Amendment No. 3”) which substantively edits its Registration Statement on Form F-4/A, filed with the Commission on February 20, 2008 (the “Amendment No. 1”), which amended the initial Registration Statement on Form F-4 filed by the Company on January 7, 2008 (the “Original F-4”).

Amendment No. 2 to the Registration Statement on Form F-4 (“Amendment No. 2”) was filed on March 11, 2008 solely to address an erroneously filed consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“KPMG”) with respect to Evotec AG, which was filed as Exhibit 23.1 to Amendment No. 1 to the Registration Statement on Form F-4 on February 20, 2008 (“Amendment No.1”). The consent included in Amendment No. 1 was erroneously filed with the date of February 20, 2008. As no changes had been made to the audited financial statements for the year ended December 31, 2006, no updated consent was required nor was one issued by KPMG. Given the foregoing, the consent set forth in the original Registration Statement on Form F-4, filed on January 7, 2008, should have been the sole KPMG consent to be included in Amendment No. 1. Amendment No. 2 (i) clarifies that the consent included in Amendment No. 1 had not been issued by KMPG; (ii) amends Item 21. Exhibits and Financial Statement Schedules in Part II, Information not Required in Prospectus, to reflect the correctly dated consent; and (iii) amends the Exhibit Index to reflect the correctly dated consent.

Amendment No. 3 is intended to substantively address the Commission’s comments as well as resolve various administrative and formatting changes to Amendment No. 1. In addition, the Company has updated the subsequent event footnote regarding the interim financial statements, changed the classification of additional financial instruments between “cash and cash equivalents” and “investments” on the interim balance sheet as of September 30, 2007, and made conforming changes regarding the consolidated interim statement of cash flows for the nine months ended September 30, 2007.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

For your convenience, we have reproduced the comments from the Commission’s letter below in italics, together with the Company’s responses thereto in plain text. We have also included a blacklined copy of Amendment No. 3 to show the changes made from Amendment No. 1 to assist with the Commission’s review.

Executive Chairman’s Letter

Comment:

1.	We note your disclosure that “Evotec has registered approximately 17,298,198 ADSs in connection with the merger.” The registration statement on Form F-6, however, is registering 50,000,000 ADSs. Please revise your disclosure to eliminate the discrepancy.

Response:

The foregoing comment has been addressed through revisions to the disclosure contained in the Executive Chairman’s Letter located on the page following the outside cover of Amendment No. 3 to refer only to the ADSs to be issued or issuable as a result of the merger.

Summary

The Companies, page 4

Comment:

2.	We note your response to our prior comment 11 and reissue that comment in part. The following terms first appear on page 4 of your proxy statement/prospectus, but are not defined until later in the Description of Evotec’s Business section. Please revise your Summary section to provide an explanation of the following terms where you first use them:

•	partial positive allosteric modulator (pPAM) of the GABAA receptor complex;

•	subtype selective NMDA receptor antagonist; and

•	MAO-B inhibitor.

Also, please replace or provide an explanation of the following terms that were added on page 4 of your amended filing:

•	non-selective ligand-gated cation channel; and

•	exogenous and endogenous stimuli.

Response:

The foregoing comment has been addressed through revisions to the disclosure as presented in Amendment No. 1. These multiple revisions begin on page 4 of Amendment No. 3 and conforming changes have been made throughout Amendment No. 3.

Interests of Renovis’s Directors and Executive Officers in the Merger, page 10

Comment:

3.	We note that the revised disclosure on page 10 uses the word “certain” three times rather than identifying the individuals to whom the disclosure applies. Please revise the disclosure to identify the individuals.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted in the Summary section, under “Interests of Renovis’s Directors and Executive Officers in the Merger,” located on pages 10 and 11 of Amendment No. 3.

Comparative per Share Information, page 12

Comment:

4.	Your presentation of pro forma combined per equivalent Renovis Share amounts appear to be inconsistent with the calculation described in footnote one. Please revise or provide us with your calculation of equivalent per share data for Renovis.

Response:

The foregoing comment has been addressed through revisions to the disclosure presented in Amendment No. 1. The edits appear on page 14 of Amendment No. 3.

Risk Factors, page 18

Officers and directors of Renovis may have interests in the merger. . ., page 19

Comment:

5.	We note the revised disclosure provided in response to our prior comment 23. Please expand this disclosure to also describe that Ms. Perry received a $50,000 bonus provided she continues to provide services to Renovis through the closing of the merger.

Response:

The foregoing comment has been addressed through the inclusion of the requested additional disclosure on page 19 of Amendment No. 3.

Evotec may seek to raise additional capital. . ., page 28

Comment:

6.	We note the new risk factor added in response to our prior comment 31. The heading for the new risk factor, however, does not express a risk. Please revise the heading to express a risk rather than a fact.

Response:

The foregoing comment has been addressed through a revision to the disclosure presented in Amendment No. 1 by revising the heading for the noted risk factor on page 28 of Amendment No. 3.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Evotec is dependent on patents and proprietary technologies. . ., page 29

Comment:

7.	The new language added in response to our prior comment 34 refers to “more than 100 patent and utility model families.” Please revise your disclosure to explain what you mean by utility model families. Also, it is not clear how many of the 100 are patents and how many of the 100 are utility model families and whether the numbers are overlapping or mutually exclusive. Please revise your disclosure to clarify.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted in the Risk Factor section, on page 29 of Amendment No. 3.

The Merger, page 45

Background of the Merger, page 45

Comment:

8.	We note the new language added on pages 46 and 47 relating to the termination of the discussions with Company B and Company D, respectively. Please expand your disclosure on pages 46 and 47 to explain why the parties to the respective discussions “determined that there was not a basis for a potential transaction.”

Response:

The foregoing comment has been addressed through additional disclosure inserted in the Merger section, on pages 46 and 47 of Amendment No. 3.

Opinion of Renovis’s Financial Advisor, page 53

Comment:

9.	We note the revised disclosure provided in response to our prior comment 54, Cowen calculated exchange ratio ranges on a per share basis (0.527x) rather than per ADS basis (1.0542x). Since the exchange ratio ranges on pages 56 through 58 are on a per share basis rather than per ADS basis, please revise your new disclosure on page 53 to reflect an exchange ratio of 0.527 per share of Evotec. Also, please expand your disclosure in the proxy statement/prospectus to include the chart that appears on page 39 of the presentation materials prepared by Cowen and presented at the September 18, 2007 meeting of the Renovis board.

Response:

The foregoing comment has been addressed through revisions to the disclosure presented in Amendment No. 1 by revising the new disclosure on page 53 of Amendment No. 3 to include detail and reflect an exchange ratio of 0.5271 of an Evotec ADS for each share of Renovis common stock, and by including on pages 58 and 59 of Amendment No. 3, a version of the chart that appears on page 39 of the presentation materials prepared by Cowen.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Analysis of Selected Transactions, page 57

Comment:

10.	We note the new disclosure of the high, mean, median, and low Equity Values for the Selected Transactions. Based on the information on page 43 of the presentation materials prepared by Cowen, it appears that on page 57 of the proxy statement/prospectus the mean Equity Value was disclosed as the median Equity Value and vice versa. Please revise.

Response:

The foregoing comment has been addressed through revisions to the disclosure presented in Amendment No. 1 by revising the table of Selected Transactions/Calculated Values on page 57 of Amendment No. 3.

Discounted Cash Flow Analysis, page 58

Comment:

11.	We note your response to our prior comment 60. Please revise your disclosure in the proxy statement/prospectus to describe the significant assumptions made by the management of Renovis when preparing the financial forecasts that were used by Cowen, including those assumptions that are described on page 20 of your response letter dated February 20, 2008 and any other material assumptions such as the timing of the success of the product candidates, size of the market and degree and timing of market penetration, expenses, etc.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted on pages 60 and 61 of Amendment No. 3.

Comment:

12.	We note your response to our prior comment 63. Please expand your disclosure in the proxy statement/prospectus to clarify that the companies and transactions selected for the discounted cash flow analysis differ significantly from the companies and transactions selected for the selected public traded company and selected transaction analyses. Also, please describe the reason why those companies and transactions differ.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted on page 58 of Amendment No. 3.

Pro Forma Analysis, page 58

Comment:

13.	Please expand your disclosure of the Pro Forma Analysis in your proxy statement/prospectus to describe the significant assumptions made by the managements of Evotec and Renovis when preparing the financial forecasts that were used by Cowen in the Pro Forma Analysis, including assumptions as to the timing of the success of the product candidates, size of the market and degree and timing of market penetration, expenses, etc. With respect to the assumptions made by the management of Renovis, if the assumptions are the same as the ones disclosed in response to our comment 11 above, please indicate so. If the assumptions are different, please highlight the differences and explain the reason for those differences.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted on pages 60 and 61 of Amendment No. 3.

Comment:

14.	We note the revisions made to the proxy statement/prospectus on page 59 in response to our prior comment 65. Please revise your disclosure to specify the amount of the fee that is contingent upon the consummation of the merger and the amount of the fee that is not contingent upon the consummation of the merger.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted on page 60 of Amendment No. 3.

Material U.S. Federal Income Tax Consequences, page 62

U.S. Federal Income Tax Consequences of the Merger, page 63

Comment:

15.	It appears that the first paragraph in this subsection is missing some language. The third sentence in that paragraph indicates that pursuant to Section 367(a)(1) of the Code, a tax-free reorganization where a person exchanges stock of a U.S. corporation for stock of a foreign corporation will nevertheless be fully taxable unless the transaction qualifies for an exception. The following sentence does not seem to logically follow since it indicates that transfer of the shares will not result in gain recognition by the Renovis stockholders pursuant to Section 367(a)(1). Please revise your disclosure in this subsection and on page 203 of the proxy statement/prospectus:

•	to state that the transfer of the shares qualifies for an exception;

•	to state that the transaction will not result in gain recognition by the Renovis stockholders pursuant to Section 367(a)(1), and

•	to identify the exception pursuant to which Section 367(a)(1) does not apply and to provide an analysis of how that exception is applicable to this transaction.

Response:

The foregoing comment has been addressed through the inclusion of additional disclosure inserted in the Material U.S. Federal Income Tax Consequences section on page 65 and on page 207, in the subsection entitled U.S. Federal Income Tax Consequences of the Merger, of Amendment No. 3. Rather than including a discussion of the very technical aspects of Code Section 367(a)(1) and the regulations pertaining thereto, we have clarified that counsels’ opinions address the requirement.

Unaudited Pro Forma Condensed Combined Financial Information, page 90

Comment:

16.	When you are required to update your financial statements, please tell us your consideration of providing pro forma financial information under Article 11 of Regulation S-X on the same basis

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

of accounting used by the issuer upon adoption of the rules in SEC Release No 33-8879: Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance With International Financial Reporting Standards Without Reconciliation to U.S. GAAP dated December 21, 2007. Please refer to Section III.D.2 of the Release.

Response:

Should the Company’s registration statement on Form F-4 not be effective by March 31, 2008, the Company will be required to update this registration statement by including the audited financial statements for the year ended December 31, 2007. If such an update is required, the Company believes that it is eligible for acceptance of financial statements prepared in accordance with IFRS, as issued by the IASB, without reconciliation to U.S. GAAP in accordance with the rules in SEC Release 33-8879, and it intends to avail itself of this accommodation.

The Company intends to include an explicit and unreserved statement of compliance with IFRS, as issued by the IASB, in its 2007 financial statements, upon which the Company expects its independent registered public accountants to opine. In addition, any U.S. GAAP information related to prior periods will be removed as such information would no longer be required.

The requirement to update the Company’s financial statements will also require the Company to update its pro forma information. According to the guidance in the SEC Release referred to in your comment, a pro forma statement of operations for 2007 and a pro forma balance sheet as of December 31, 2007, if required, would be based on IFRS, as issued by the IASB.

Unaudited Pro Forma Condensed Consolidated Balance Sheet Data, page 91

Comment:

17.	Please refer to your revisions in response to prior comment 73. Please remove the total adjustment amount for each line item and retain the individual adjustments that are cross-referenced to each pro forma adjustment.

Response:

The foregoing comment has been addressed by removing the total adjustment amounts for each line item and retaining the individual adjustments that are cross-referenced to each pro forma adjustment on page 93 of Amendment No. 3.

Comment:

18.	It appears that the assets held for sale balance as of September 30, 2007 does not agree with the amount disclosed on page F-53. Please revise to correct this apparent discrepancy and revise pro forma note (11) to disclose the amount of the assets held for sale.

Response:

The pro forma balance sheet as of September 30, 2007 is based on financial statement information of Evotec prepared in accordance with U.S. GAAP while the historical balance sheet as of the same date on page F-53 has been prepared in accordance with IFRS. Differences between IFRS and U.S. GAAP are summarized in Note 15 beginning on page F-65 and have an impact on the carrying amount of certain long-lived assets included in the disposal group in the amount of T€ 1,262.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Accordingly, the Company does not believe that the balance of assets held for sale on the pro forma balance sheet is incorrect or should be revised.

Pro Forma Adjustments-Merger, page 93

Comment:

19.	It appears that the exchange rate of 1 US$ on September 28, 2007 according to the Federal Reserve Bank of New York is €0.703 and not €0.707. Please revise your filing accordingly or advise us.

Response:

The Euro is the Company’s reporting currency and, accordingly, the pro forma information is presented in Euros. For the purpose of presenting “Historical Renovis Total” balances and the pro forma effects of “Merger Adjustments” relating to the merger, Evotec prepared such information using an exchange rate of €.707, the OANDA Rate® on September 28, 2007. OANDA is a leading market maker in currency trading and is a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC) and a member of the National Futures Association (NFA ID #0325821). The Company has consistently used OANDA Rates® for the purpose of foreign currency translation to consolidate its foreign subsidiaries’ balance sheets in preparation of its consolidated financial statements under IFRS.

The Company acknowledges that there is a small difference in exchange rates determined in different time zones at any given date. However, the Company also notes that Regulation S-X does not require a specific rate to be used for the purpose of illustrating the pro forma effects of a merger with a foreign entity. Therefore, for the sake of consistency with the Company’s other exchange rate practices, no change in the exchange rate used has been made. The Company believes that a revision of the pro forma information using the New York noon buying of €0.703 would be inconsequential, potentially misleading and not provide any additional insight to the investors.

As such, the Company has clarified where it has used the noon buying rate published by the Federal Reserve Bank of New York, which we refer to as the noon buying rate (e.g., page 12) and the OANDA Rates®, which we refer to as the publicly available rate (e.g., page 95).

Comment:

20.	On page 94, you disclose that the balances in “Historical Renovis Total” and “Merger Adjustment” for the period ended September 30, 2007 are based on the exchange rate as of September 30, 2007. Previously in this same section, you disclose that the balances are based on the exchange rate as of September 28, 2007. Please correct this discrepancy.

Response:

The foregoing comment has been addressed through the deletion of the unnecessary disclosure presented in Amendment No. 1 that gave rise to the discrepancy. The deletion occurred on page 96 of Amendment No. 3.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Pro Forma Adjustments—Divestiture of Chemical Development Business, page 94

Comment:

21.	The amount of the gain in pro forma note (12) appears to be different than the amount disclosed on the face of the pro forma balance sheet. Please revise to correct this discrepancy.

Response:

The foregoing comment has been addressed through a renumbering of the notes to Pro Forma Adjustments—Divestiture of Chemical Development Business as presented in Amendment No. 1 and a revision to the, now, note (13) disclosure located on page 96 of Amendment No. 3.

Evotec Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

Comment:

22.	We note your statement in the second sentence of the third paragraph on this page that “[s]tatements that are not statements of historical fact, including expressions of management’s beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections.” You then go on to discuss forward-looking statements and issue a disclaimer for them. There are a number of statements in the discussion that follows that are neither statements of historical fact nor forward-looking statements, such as the entire “Business Overview.” Please reword your definition of forward-looking statements so that it is not so overbroad and does not include statements of fact.

Response:

The foregoing comment has been addressed through a revision to the disclosure presented in Amendment No. 1 by including a limitation inserted in the third preamble paragraph before the substantive Evotec Management’s Discussion and Analysis of Financial Condition and Results of Operations section, i.e. the paragraph before the Business Overview sub-section, on page 97 of Amendment No. 3.

Contractual obligations and commitments, page 110

Comment:

23.	We have read your response to prior comment 75. Please confirm whether it is reasonably possible that any of the product candidates licensed from Roche will have scientific or commercial achievements that would result in milestone payments. If it is reasonably possible, please confirm that you will include the amount of the potential milestone payments associated with those product candidates in the table of contractual obligations or expand your disclosure below the table to discuss the terms of each significant arrangement. If you do not believe that scientific or commercial achievements that would result in milestones payments are reasonably possible, please disclose that on page 131 of the filing.

Response:

The Company has reviewed the amounts and timing of contingent obligations to pay milestones to Roche upon certain scientific or commercial achievements and has reviewed if the occurrence of these achievements is considered reasonably possible.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

The Company believes that it is reasonably possible that the achievements on product candidates licensed from Roche may result in milestone payments and therefore it has, in response to the foregoing comment, included additional disclosure, referring to the discussion of the terms of each significant arrangement, in the Contractual Obligations sub-section, which is located on page 112 of Amendment No. 3.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Exchange Rate Risk, page 113

Comment:

24.	Consistent with your response to prior comment 77, please expand your disclosure to state, if true, that as of December 31, 2006 you had no material foreign currency exchange rate risk.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the Foreign Currency Exchange Rate Risk sub-section, located on page 116 of Amendment No. 3.

Description of Evotec’s Business, page 116

Evotec’s Drug Discovery & Development Engine, page 121

Comment:

25	You state that by “simultaneously analyzing multiple read out parameters, EVOscreen also yields data with higher information content than competing technologies.” Please state the basis for this statement and please identify the competing technologies.

Response:

The foregoing comment has been addressed through the revision of disclosure presented in Amendment No. 1, and additional disclosure inserted in the Drug Discovery & Development Engine sub-section, which is located on page 123 of Amendment No. 3.

Patents, Trade Secrets and Licenses, page 133

Patents, page 133

Comment:

26.	Please revise your disclosure to provide the expiration dates for your material patents. This information appears to be material to an investor since your license agreements with Roche terminate on the later of the date that is 10 years following the commencement of commercialization of the product covered by the agreement or the expiration of the last valid patent claim covering such product in such jurisdiction.

Response:

The foregoing comment has been addressed through additional disclosure inserted in the Patents sub-section, which is located on pages 135, 136 and 137 of Amendment No. 3.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Description of the Evotec AG American Depositary Shares, page 168

Fees and Expenses, page 172

Comment:

27.	Please confirm it is permissible to charge fees for the transfer of certificated and direct registration ADRs on the exchange on which your ADSs are going to be listed.

Response:

The Company has had several discussions with the NASDAQ, and neither the Company nor NASDAQ knows of any reason why it would be impermissible to charge fees for the transfer of certificated and direct registration ADRs.

Security Ownership of Certain Beneficial Owners, Members of the Management Board, the Supervisory Board and the Senior Management of Evotec AG, page 199

Security Ownership of Certain Beneficial Owners and Management of Renovis, page 200

Comment:

28.	Please update the beneficial ownership tables to the latest practicable date.

Response:

The foregoing comment has been addressed through revisions to the disclosure presented in Amendment No. 1 by revising the Security Ownership of Certain Beneficial Owners and Management of Renovis table and the related footnotes as of February 29, 2008, on pages 202 through 205 of Amendment No. 3.

Legal and Tax Matters, page 216

Comment:

29.	We note your response to our prior comment 97 and reissue that comment. You disclose that the “validity of the Evotec ADSs (including the underlying Evotec ordinary shares)” will be passed upon by Freshfields Brackhaus Deringer. The legal opinion filed as Exhibit 5.1 only opines as to the validity of the Evotec ordinary shares. Ziegler, Ziegler & Associates LLP is opining as to the validity of the ADSs in the registration statement on Form F-6. Please revise your disclosure to clarify that Freshfields is only opining as to the validity of the Evotec ordinary shares.

Response:

The foregoing comment has been addressed through revisions to the Legal and Tax Matters section, which is located on page 220 of Amendment No. 3.

Exhibits

Comment:

30.	We note your response to our prior comment 99 and reissue that comment in part. We note that you added references to the consents of Latham and Mintz as exhibits 23.3 and 23.4, respectively. However, you have not filed or added a reference to the consent of Freshfields. Please revise your exhibit index to file or reference the consent of Freshfields.

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

Response:

The foregoing comment has been addressed through a revision to Exhibit No. 5.1 of Amendment No. 3.

Comment:

31.	The legal opinion filed as Exhibit 5.1 states that it relates to 34,212,872 ordinary shares. The registration statement is registering 34,631,561. Please revise the legal opinion to cover all shares being registered.

Response:

The foregoing comment has been addressed through a revision to Exhibit No. 5.1 of Amendment No. 3.

Comment:

32.	Please file dated and signed versions of Exhibits 5.1, 8.1 and 8.2 as soon as practicable.

Response:

The Company notes the comment and undertakes to file dated and signed versions of Exhibits 8.1 and 8.2 as soon as practicable. Exhibit 5.1 has been updated and included as an Exhibit to Amendment No. 3.

Comment:

33.	We note your response to our prior comment 100. Please revise your disclosure throughout the proxy statement/prospectus to describe the material terms of the new agreement with CHDI filed as Exhibit 10.9.

Response:

The foregoing comment has been addressed through general conforming revisions to Amendment No. 1 in this Amendment No. 3, and specifically the inclusion of additional disclosure on page 135, to reflect the material terms of the new agreement with CHDI filed as Exhibit 10.9.

Signatures

Comment:

34.	The signature of your principal accounting officer should be included on page under the sentence that reads: “Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.” Please revise accordingly.

Response:

The foregoing comment has been addressed through a general revision to the signature pages of Amendment No. 1 in this Amendment No. 3 at pages II-5 and II-6.

*                *                *                 *                *

Re: Evotec Aktiengesellschaft

File No. 333-148488

March 12, 2008

If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at 617-348-4474, or Theodore M. Grannatt at 617-348-4410. Thank you for your time and attention.

Very truly yours,

/s/ Daniel H. Follansbee
Daniel H. Follansbee

cc:	Sebastian Gomez Abero
Dana Hartz
Donald Abbott
Securities and Exchange Commission

Jörn Aldag
Dr. Klaus Maleck
Christian von Spiegel
Jan Thyen
Evotec AG

Stanford N. Goldman Jr.
Eric J. Loumeau
Theodore M. Grannatt
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Donald Guiney
Oren Bechor
Freshfields Bruckhaus Deringer London

George Fraley
Jeff Farrow
Renovis, Inc.

Mark Roeder
Kathleen Wells
Latham & Watkins LLP